U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 10-SB

General Form for Registration of Securities
of Small Business Issuers
Under Section 12(b) or (g) of
the Securities Exchange Act of 1934

ALPINE MANAGEMENT LIMITED
(Name of Small Business Issuer)

Delaware	83-0491742
(State or Other Jurisdiction of	I.R.S. Employer Identification
Incorporation or Organization)	Number

PO Box 735, Alpine, New Jersey 07620
(Address of Principal Executive Offices including Zip Code)

917-915-8857
(Issuer's Telephone Number)

Securities to be Registered Under Section 12(b) of the Act:  None

Securities to be Registered Under Section 12(g) of the Act: Common Stock
Par Value $.0001

(Title of Class)

PART I

ITEM 1.  BUSINESS.

Alpine Management Limited (“Alpine”) was incorporated on August 20, 2007 under the laws of the State of Delaware to engage in any lawful corporate undertaking, including, but not limited to, selected mergers and acquisitions. Alpine has been in the developmental stage since inception and its operations to date have been limited to issuing shares to its original shareholders and filing this registration statement.

Alpine will attempt to locate and negotiate with a business entity for the combination of that target company with Alpine.  The combination will normally take the form of a merger, stock-for-stock exchange or stock-for-assets exchange.  In most instances the target company will wish to structure the business combination to be within the definition of a tax-free reorganization under Section 351 or Section 368 of the Internal Revenue Code of 1986, as amended.

No assurances can be given that Alpine will be successful in locating or negotiating with any target company.

Alpine has been formed to provide a method for a foreign or domestic private company to become a reporting company with a class of securities registered under the Securities Exchange Act of 1934.

ASPECTS OF A REPORTING COMPANY

There are certain perceived benefits to being a reporting company.  These are commonly thought to include the following:

▪	Increased visibility in the financial community;
▪	Provision of information required under Rule 144 for trading of eligible securities;
▪	Compliance with a requirement for admission to quotation on the OTC Bulletin Board or on the Nasdaq Capital Market;
▪	The facilitation of borrowing from financial institutions;
▪	Improved trading efficiency;
▪	Shareholder liquidity;
▪	Greater ease in subsequently raising capital;
▪	Compensation of key employees through stock options for which there may be a market valuation;
▪	Enhanced corporate image.

There are also certain perceived disadvantages to being a reporting company.  These are commonly thought to include the following:

▪	Requirement for audited financial statements;
▪	Required publication of corporate information;
▪	Required filings of periodic and episodic reports with the SEC;
▪	Increased rules and regulations governing management, corporate activities and shareholder relations.

COMPARISON WITH INITIAL PUBLIC OFFERING

Certain private companies may find a business combination more attractive than an initial public offering of their securities.

Reasons for this may include the following:

▪	Inability to obtain an underwriter;
▪	Possible larger costs, fees and expenses of a public offering;
▪	Possible delays in the public offering process;
▪	Greater dilution of outstanding securities.

Certain private companies may find a business combination less attractive than an initial public offering of their securities.

Reasons for this may include the following:

▪	No investment capital raised through a business combination;
▪	No underwriter support of after-market trading.

POTENTIAL TARGET COMPANIES

A business entity, if any, which may be interested in a business combination with Alpine may include the following:

▪	A company for which a primary purpose of becoming public is the use of its securities for the acquisition of assets or businesses;

▪	A company that is unable to find an underwriter of its securities or is unable to find an underwriter of securities on terms acceptable to it;

▪	A company which wishes to become public with less dilution of its common stock than would occur upon an underwriting;

▪	A company which believes that it will be able to obtain investment capital on more favorable terms after it has become public;

▪	A foreign company which may want an initial entry into the United States securities market;

▪	A special situation company, such as a company seeking a public market to satisfy redemption requirements under a qualified Employee Stock Option Plan;

▪	A company seeking one or more of the other perceived benefits of becoming a public company.

A business combination with a target company will normally involve the transfer to the target company of the majority of the issued and outstanding common stock of Alpine and the substitution by the target company of its own management and board of directors.

No assurances can be given that Alpine will be able to enter into any business combination, as to the terms of a business combination, or as to the nature of a target company.

The proposed business activities described herein classify Alpine as a "blank check" company.  The Securities and Exchange Commission and certain states have enacted statutes, rules and regulations limiting the public sale of securities of blank check companies.  Alpine will not make any efforts to cause a market to develop in its securities until such time as Alpine has successfully implemented its business plan and it is no longer classified as a blank check company.

Alpine is voluntarily filing this registration statement with the Securities and Exchange Commission and is under no obligation to do so under the Exchange Act.  Alpine will continue to file all reports required of it under the Exchange Act until a business combination has occurred.  A business combination will normally result in a change in control and management of Alpine.

Since a principal benefit of a business combination with Alpine would normally be considered its status as a reporting company, it is anticipated that Alpine will continue to file reports under the Exchange Act following a business combination.  No assurance can be given that this will occur or, if it does, for how long.

GLOSSARY

"Blank check" company
As used herein, a "blank check" company is a development stage company that has no specific business plans or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

Business combination	Normally a merger, stock-for-stock exchange or stock-for-assets exchange between the Registrant and the target company or the shareholders of the target company.

Alpine or the Registrant	The corporation whose common stock is the subject Registrant of this registration statement.

Exchange Act	The Securities Exchange Act of 1934.

Securities Act	The Securities Act of 1933.

RISK FACTORS

The business of Alpine is subject to numerous risk factors, including the following:

▪	Alpine has no operating history nor revenue and minimal assets and operates at a loss.

Alpine has had no operating history nor any revenues or earnings from operations.  Alpine has no significant assets or financial resources.  Alpine has sustained losses to date and will, in all likelihood, continue to sustain expenses without corresponding revenues, at least until the consummation of a business combination. There is no assurance that Alpine will ever be profitable.

▪	Alpine may have conflicts of interest.

Management of Alpine participates in other business ventures, which may compete directly with Alpine.  Additional conflicts of interest and non-arms length transactions may also arise in the future.  The terms of a business combination may include such terms as current officers and/or directors remaining as directors or officers of Alpine and/or the continuing securities or other legal work of Alpine being handled by the law firm of Schonfeld & Weinstein, L.L.P. The terms of a business combination may provide for a payment by a target company in cash or otherwise to current shareholders for the purchase or retirement of all or part of its common stock of Alpine such benefits may influence current management’s choice of a target company.  The Certificate of Incorporation of Alpine provides that Alpine may indemnify officers and/or directors of Alpine for liabilities, which can include liabilities arising under the securities laws.  Assets of Alpine could be used or attached to satisfy any liabilities subject to such indemnification.

▪	The proposed operations of Alpine are speculative.

The success of the proposed business plan of Alpine will depend to a great extent on the operations, financial condition and management of the identified target company.  While business combinations with entities having established operating histories are preferred, there can be no assurance that Alpine will be successful in locating candidates meeting such criteria.  The decision to enter into a business combination will likely be made without detailed feasibility studies, independent analysis, market surveys or similar information which, if Alpine had more funds available to it, would be desirable.  In the event Alpine completes a business combination the success of its operations will be dependent upon management of the target company and numerous other factors beyond the control of Alpine.  There is no assurance that Alpine can identify a target company and consummate a business combination.

▪	Purchase of penny stocks can be risky.

In the event that a public market develops for the securities of Alpine following a business combination, such securities may be classified as a penny stock depending upon their market price and the manner in which they are traded.  The Securities and Exchange Commission has adopted Rule 15g-9 which establishes the definition of a "penny stock", for purposes relevant to Alpine, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share whose securities are admitted to quotation but do not trade on the Nasdaq Capital Market or on a national securities exchange.  For any transaction involving a penny stock, unless exempt, the rules require delivery by the broker of a document to investors stating the risks of investment in penny stocks, the possible lack of liquidity, commissions to be paid, current quotation and investors' rights and remedies, a special suitability inquiry, regular reporting to the investor and other requirements.  Prices for penny stocks are often not available and investors are often unable to sell such stock.

▪	There is a scarcity of and competition for business opportunities and combinations.

Alpine is and will continue to be an insignificant participant in the business of seeking mergers with and acquisitions of business entities.  A large number of established and well-financed entities, including venture capital firms, are active in mergers and acquisitions of companies, which may be merger or acquisition target candidates for Alpine.  Nearly all such entities have significantly greater financial resources, technical expertise and managerial capabilities than Alpine and, consequently, Alpine will be at a competitive disadvantage in identifying possible business opportunities and successfully completing a business combination.  Moreover, Alpine will also compete with numerous other small public companies in seeking merger or acquisition candidates.

▪	There is no agreement for a business combination and no minimum requirements for business combination.

As of the original filing date of this registration statement, Alpine had no current arrangement, agreement or understanding with respect to engaging in a business combination with a specific entity.  Alpine does not intend to enter into a business combination until after the effective date of this registration statement.  There can be no assurance that Alpine will be successful in identifying and evaluating suitable business opportunities or in concluding a business combination. No particular industry or specific business within an industry has been selected for a target company.  Alpine has not established a specific length of operating history or a specified level of earnings, assets, net worth or other criteria, which it will require a target company to have achieved, or without which Alpine would not consider a business combination with such business entity.  Accordingly, Alpine may enter into a business combination with a business entity having no significant operating history, losses, limited or no potential for immediate earnings, limited assets, negative net worth or other negative characteristics.  There is no assurance that Alpine will be able to negotiate a business combination on terms favorable to Alpine.

▪	Reporting requirements may delay or preclude acquisition.

Pursuant to the requirements of Section 13 of the Exchange Act, Alpine is required to provide certain information about significant acquisitions including audited financial statements of the acquired company.  These audited financial statements normally must be furnished within 75 days following the effective date of a business combination.  Obtaining audited financial statements are the economic responsibility of the target company.  The additional time and costs that may be incurred by some potential target companies to prepare such financial statements may significantly delay or essentially preclude consummation of an otherwise desirable acquisition by Alpine.  Acquisition prospects that do not have or are unable to obtain the required audited statements may not be appropriate for acquisition so long as the reporting requirements of the Exchange Act are applicable.  Notwithstanding a target company's agreement to obtain audited financial statements within the required time frame, such audited financial statements may not be available to Alpine at the time of effecting a business combination.  In cases where audited financial statements are unavailable, Alpine will have to rely upon information that has not been verified by outside auditors in making its decision to engage in a transaction with the business entity.  This risk increases the prospect that a business combination with such a target company might prove to be an unfavorable one for Alpine.

▪	We have not conducted any market research on blank companies.

Alpine has neither conducted, nor have others made available to it, market research indicating that demand exists for the transactions contemplated by Alpine.  Even in the event demand exists for a transaction of the type contemplated by Alpine, there is no assurance Alpine will be successful in completing any such business combination.

▪	Alpine may become subject to regulation under the Investment Company Act of 1940.

In the event Alpine engages in business combinations, which result in Alpine holding passive investment interests in a number of entities, Alpine could be subject to regulation under the Investment Company Act of 1940.  Passive investment interests, as used in the Investment Company Act, essentially means investments held by entities, which do not provide management or consulting services or are not involved in the business whose securities are held.  In such event, Alpine would be required to register as an investment company and could be expected to incur significant registration and compliance costs.  Alpine has obtained no formal determination from the Securities and Exchange Commission as to the status of Alpine under the Investment Company Act of 1940.  Any violation of such Act could subject Alpine to material adverse consequences.

▪	After a business combination, there will probably be change in control and management.

A business combination involving the issuance of the common stock of Alpine will, in all likelihood, result in shareholders of a target company obtaining a controlling interest in Alpine.  As a condition of the business combination agreement, current shareholders of Alpine may agree to sell, transfer or retire all or a portion of its common stock of Alpine to provide the target company with all or majority control.  The resulting change in control of Alpine will likely result in removal of the present officers and directors of Alpine and a corresponding reduction in or elimination of their participation in the future affairs of Alpine.

▪	After a business combination, the value of Alpine shares may be diluted.

A business combination normally will involve the issuance of a significant number of additional shares.  Depending upon the value of the assets acquired in such business combination, the per share value of the common stock of Alpine may increase or decrease, perhaps significantly.

▪	A business combination might result in the imposition of both federal and state taxes.

Federal and state tax consequences will, in all likelihood, be major considerations in any business combination Alpine may undertake.  Currently, such transactions may be structured so as to result in tax-free treatment to both companies, pursuant to various federal and state tax provisions.  Alpine intends to structure any business combination so as to minimize the federal and state tax consequences to both Alpine and the target company; however, there can be no assurance that such business combination will meet the statutory requirements of a tax-free reorganization or that the parties will obtain the intended tax-free treatment upon a transfer of stock or assets.  A non-qualifying reorganization could result in the imposition of both federal and state taxes, which may have an adverse effect on both parties to the transaction.

ITEM 2.  PLAN OF OPERATION.

SEARCH FOR A TARGET COMPANY

Alpine will search for target companies as potential candidates for a business combination.

Alpine has not entered into agreements with any third parties to locate potential merger candidates.

Alpine may seek to locate a target company through solicitation.  Such solicitation may include newspaper or magazine advertisements, mailings and other distributions to law firms, accounting firms, investment bankers, financial advisors and similar persons, the use of one or more World Wide Web sites and similar methods.  If Alpine engages in solicitation, no estimate can be made as to the number of persons who may be contacted or solicited. Alpine may utilize consultants in the business and financial communities for referrals of potential target companies.  There is no assurance that Alpine will locate a target company or that a business combination will be successful.

  MANAGEMENT OF ALPINE

Alpine has no full time employees.  There are two officers and directors, all of whom are shareholders of Alpine, as well: James E. Hahn, President and director; and Kin Mer Au, Secretary, Chief Financial Officer and director.  Each member of management has agreed to allocate a limited portion of his/her time to the activities of Alpine after the effective date of the registration statement without compensation. Potential conflicts may arise with respect to the limited time commitment by Management and the potential demands of the activities of Alpine.

The amount of time spent by management on the activities of Alpine is not predictable.  Such time may vary widely from an extensive amount when reviewing a target company and effecting a business combination to an essentially quiet time when activities of management focus elsewhere.  It is impossible to predict the amount of time management will actually be required to spend to review a suitable target company.  Management estimates that the business plan of Alpine can be implemented by devoting approximately 10 to 25 hours per month over the course of several months but such figure cannot be stated with precision.  Management will not perform any services on behalf of Alpine until after the effective date of this registration statement.

GENERAL BUSINESS PLAN

The purpose of Alpine is to seek, investigate and, if such investigation warrants, acquire an interest in a business entity which desires to seek the perceived advantages of a corporation which has a class of securities registered under the Exchange Act.  Alpine will not restrict its search to any specific business, industry, or geographical location and Alpine may participate in a business venture of virtually any kind or nature.  Management anticipates that it will be able to participate in only one potential business venture because Alpine has nominal assets and limited financial resources.  This lack of diversification should be considered a substantial risk to the shareholders of Alpine because it will not permit Alpine to offset potential losses from one venture against gains from another.

Alpine may seek a business opportunity with entities which have recently commenced operations, or which wish to utilize the public marketplace in order to raise additional capital in order to expand into new products or markets, to develop a new product or service, or for other corporate purposes.

Alpine anticipates that the selection of a business opportunity in which to participate will be complex and extremely risky.  Alpine has not conducted any research to confirm that there are business entities seeking the perceived benefits of a reporting corporation.  Such perceived benefits may include facilitating or improving the terms on which additional equity financing may be sought, providing liquidity for incentive stock options or similar benefits to key employees, increasing the opportunity to use securities for acquisitions, providing liquidity for shareholders and other factors.  Business opportunities may be available in many different industries and at various stages of development, all of which will make the task of comparative investigation and analysis of such business opportunities difficult and complex.

Alpine has, and will continue to have, minimal capital with which to provide the owners of business entities with any cash or other assets.  However, Alpine offers owners of acquisition candidates the opportunity to acquire a controlling ownership interest in a reporting company without the time required to become a reporting company by other means.  Alpine has not conducted market research and is not aware of statistical data to support the perceived benefits of a business combination for the owners of a target company.

The analysis of new business opportunities will be undertaken by, or under the supervision of, the officers and directors of Alpine, none of whom is a professional business analyst.  In analyzing prospective business opportunities, Alpine may consider such matters as the available technical, financial and managerial resources; working capital and other financial requirements; history of operations, if any; prospects for the future; nature of present and expected competition; the quality and experience of management services which may be available and the depth of that management; the potential for further research, development, or exploration; specific risk factors not now foreseeable but which then may be anticipated to impact the proposed activities of Alpine; the potential for growth or expansion; the potential for profit; the perceived public recognition or acceptance of products, services, or trades; name identification; and other relevant factors.  This discussion of the proposed criteria is not meant to be restrictive of the virtually unlimited discretion of Alpine to search for and enter into potential business opportunities.

Upon acceptance of this Form 10-SB, Alpine will be subject to the reporting requirements of the Exchange Act.  Included in these requirements is the duty of Alpine to file audited financial statements as part of or within 71 days following the due date for filing its Current Report on Form 8-K reporting a business combination which is required to be filed with the Securities and Exchange Commission within four (4) business days following the completion of a transaction.  Alpine intends to acquire or merge with a company for which audited financial statements are available or for which it believes audited financial statements can be obtained within the required period of time.   Alpine may reserve the right in the documents for the business combination to void the transaction if the audited financial statements are not timely available or if the audited financial statements provided do not conform to the representations made by the target company.

Alpine will not restrict its search for any specific kind of business entities, but may acquire a venture, which is in its preliminary or development stage, which is already in operation, or in essentially any stage of its business life.  It is impossible to predict at this time the status of any business in which Alpine may become engaged, whether such business may need to seek additional capital, may desire to have its shares publicly traded, or may seek other perceived advantages which Alpine may offer.

Following a business combination Alpine may benefit from the services of others in regard to accounting, legal services, underwritings and corporate public relations.  If requested by a target company, Alpine may recommend one or more underwriters, financial advisors, accountants, public relations firms or other consultants to provide such services.

A potential target company may have an agreement with a consultant or advisor providing that services of the consultant or advisor be continued after any business combination.  Additionally, a target company may be presented to Alpine only on the condition that the services of a consultant or advisor are continued after a merger or acquisition.  Such preexisting agreements of target companies for the continuation of the services of attorneys, accountants, advisors or consultants could be a factor in the selection of a target company.

TERMS OF A BUSINESS COMBINATION

In implementing a structure for a particular business acquisition, Alpine may become a party to a merger, consolidation, reorganization, joint venture, licensing agreement or other arrangement with another corporation or entity.  On the consummation of a transaction, it is likely that the present management and shareholders of Alpine will no longer be in control of Alpine.  In addition, it is likely that the officers and directors of Alpine will, as part of the terms of the business combination, resign and be replaced by one or more new officers and directors.

It is anticipated that any securities issued in any such business combination would be issued in reliance upon exemption from registration under applicable federal and state securities laws.  In some circumstances, however, as a negotiated element of its transaction, Alpine may agree to register all or a part of such securities immediately after the transaction is consummated or at specified times thereafter.  If such registration occurs, it will be undertaken by the surviving entity after Alpine has entered into an agreement for a business combination or has consummated a business combination and Alpine is no longer considered a blank check company.  The issuance of additional securities and their potential sale into any trading market which may develop in the securities of Alpine may depress the market value of the securities of Alpine in the future if such a market develops, of which there is no assurance.

While the terms of a business transaction to which Alpine may be a party cannot be predicted, it is expected that the parties to the business transaction will desire to avoid the creation of a taxable event and thereby structure the acquisition in a tax-free reorganization under Sections 351 or 368 of the Internal Revenue Code of 1986, as amended.

Depending upon, among other things, the target company's assets and liabilities, the shareholders of Alpine will in all likelihood hold a substantially lesser percentage ownership interest in Alpine following any merger or acquisition.  The percentage of ownership may be subject to significant reduction in the event Alpine acquires a target company with substantial assets.  Any merger or acquisition effected by Alpine can be expected to have a significant dilutive effect on the percentage of shares held by the shareholders of Alpine at such time.

Alpine will participate in a business combination only after the negotiation and execution of appropriate agreements.  Although the terms of such agreements cannot be predicted, generally such agreements will require certain representations and warranties of the parties thereto, will specify certain events of default, will detail the terms of closing and the conditions which must be satisfied by the parties prior to and after such closing and will include miscellaneous other terms.

If Alpine stops or becomes unable to continue to pay the operating expenses of Alpine, Alpine may not be able to timely make its periodic reports required under the Exchange Act nor to continue to search for an acquisition target.

The Board of Directors has passed a resolution which establishes a policy that Alpine will not seek a business combination with any entity in which an officer, director, shareholder or any affiliate or associate of Alpine serves as an officer or director or affiliate.

  UNDERTAKINGS AND UNDERSTANDINGS REQUIRED OF TARGET COMPANIES

As part of a business combination agreement, Alpine intends to obtain certain representations and warranties from a target company as to its conduct following the business combination.  Such representations and warranties may include (i) the agreement of the target company to make all necessary filings and to take all other steps necessary to remain a reporting company under the Exchange Act for at least a specified period of time; (ii) imposing certain restrictions on the timing and amount of the issuance of additional free-trading stock, including stock registered on Form S-8 or issued pursuant to Regulation S and (iii) giving assurances of ongoing compliance with the Securities Act, the Exchange Act, the General Rules and Regulations of the Securities and Exchange Commission, and other applicable laws, rules and regulations.

A potential target company should be aware that the market price and trading volume of the securities of Alpine, when and if listed for secondary trading, may depend in great measure upon the willingness and efforts of successor management to encourage interest in Alpine within the United States financial community. Alpine does not have the market support of an underwriter that would normally follow a public offering of its securities.  Initial market makers are likely to simply post bid and asked prices and are unlikely to take positions in Alpine's securities for their own account or customers without active encouragement and a basis for doing so.  In addition, certain market makers may take short positions in Alpine's securities, which may result in a significant pressure on their market price. Alpine may consider the ability and commitment of a target company to actively encourage interest in Alpine's securities following a business combination in deciding whether to enter into a transaction with such company.

A business combination with Alpine separates the process of becoming a public company from the raising of investment capital.  As a result, a business combination with Alpine normally will not be a beneficial transaction for a target company whose primary reason for becoming a public company is the immediate infusion of capital.  Alpine may require assurances from the target company that it has or that it has a reasonable belief that it will have sufficient sources of capital to continue operations following the business combination. However, it is possible that a target company may give such assurances in error, or that the basis for such belief may change as a result of circumstances beyond the control of the target company.

Prior to completion of a business combination, Alpine may require that it be provided with written materials regarding the target company containing such items as a description of products, services and company history; management resumes; financial information; available projections, with related assumptions upon which they are based; an explanation of proprietary products and services; evidence of existing patents, trademarks, or service marks, or rights thereto; present and proposed forms of compensation to management; a description of transactions between such company and its affiliates during relevant periods; a description of present and required facilities; an analysis of risks and competitive conditions; a financial plan of operation and estimated capital requirements; audited financial statements, or if they are not available, unaudited financial statements, together with reasonable assurances that audited financial statements would be able to be produced within a reasonable period of time not to exceed 75 days following completion of a business combination; and other information deemed relevant.

  COMPETITION

Alpine will remain an insignificant participant among the firms that engage in the acquisition of business opportunities. There are many established venture capital and financial concerns which have significantly greater financial and personnel resources and technical expertise than Alpine.  In view of Alpine’s combined extremely limited financial resources and limited management availability, Alpine will continue to be at a significant competitive disadvantage compared to Alpine’s competitors.

ITEM 3.  DESCRIPTION OF PROPERTY.

Alpine has no properties and at this time has no agreements to acquire any properties.  Alpine currently uses the offices of James E. Hahn, its President, at no cost to Alpine.  Mr. Hahn has agreed to continue this arrangement until Alpine completes a business combination.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

The following table sets forth each person known by Alpine to be the beneficial owner of five percent or more of the common stock of Alpine, all directors individually and all directors and officers of Alpine as a group.  Except as noted, each person has sole voting and investment power with respect to the shares shown.

Name and Address of Beneficial Owner	Amount of Beneficial Ownership	Percentage of Class

James E. HahnPO Box 735Alpine, New Jersey 07620	5,000,000	49.98%

Kin Mer Au5B, Trillion Court, Dragon Terrace, North Point, Hong Kong	5,000,000	49.98%

All Executive Officers and Directors as a Group (2 Persons)	10,000,000	99.96%

ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

Set forth below are the names of the directors and officers of Alpine, all positions and offices with Alpine, the period during which s/he has served as such, and the business experience during at least the last five years.

The following are all of the officers and directors and 5% or more shareholders of Alpine:

Name	Age	Positions and Offices Held

James E. Hahn	43	President and Director

Kin Mer Au	43	Secretary, Chief Financial Officer and Director

BIOGRAPHIES

James E. Hahn has been President and director of Alpine Management Limited since August 2007. Mr. Hahn has been a principal of the private equity firm Alpine Venture Associates since 2002. He is a graduate of the Wharton School of the University of Pennsylvania.

Kin Mer Au is a graduate of Holy Family Canossian College in Hong Kong.   Ms. Au worked for NatWest Bank in Hong Kong as an Account Officer from 1995-1998, and is currently a private investor.

PREVIOUS BLANK CHECK COMPANIES

None of Alpine’s principal stockholders have been involved with other blank check companies in the past.

CONFLICTS OF INTEREST

Insofar as management is engaged in other business activities, they may devote only a portion of their time to the affairs of Alpine.

A conflict of intent may arise in the event that another blank check company with which Management is affiliated also actively seeks a target company.  It is anticipated that target companies will be located for Alpine and other blank check companies in chronological order of the date of formation of such blank check companies.  However, other blank check companies may differ from Alpine in certain items such as place of incorporation, number of shares and shareholders, working capital, types of authorized securities, or other items.  It may be that a target company may be more suitable for or may prefer a certain blank check company formed after Alpine.  In such case, a business combination might be negotiated on behalf of the more suitable or preferred blank check company regardless of date of formation.

The terms of business combination may include such terms as retaining current management or directors. The terms of a business combination may provide for a payment by cash or otherwise to current shareholders for the purchase or retirement of all or part of the common stock of Alpine owned by a target company. Such benefits may influence the shareholders’ choice of a target company.

Alpine will not enter into a business combination, or acquire any assets of any kind for its securities, in which management of Alpine or any affiliates or associates have any interest, direct or indirect.

There are no binding guidelines or procedures for resolving potential conflicts of interest.  Failure by management to resolve conflicts of interest in favor of Alpine could result in liability of management to Alpine.

INVESTMENT COMPANY ACT OF 1940

Although Alpine will be subject to regulation under the Securities Act and the Exchange Act, management believes Alpine will not be subject to regulation under the Investment Company Act of 1940 insofar as Alpine will not be engaged in the business of investing or trading in securities.  In the event Alpine engages in business combinations, which result in Alpine holding passive investment interests in a number of entities, Alpine could be subject to regulation under the Investment Company Act of 1940.  In such event, Alpine would be required to register as an investment company and could be expected to incur significant registration and compliance costs.  Alpine has obtained no formal determination from the Securities and Exchange Commission as to the status of Alpine under the Investment Company Act of 1940.  Any violation of such Act would subject Alpine to material adverse consequences.

ITEM 6.  EXECUTIVE COMPENSATION.

The officers and directors of Alpine have not received any compensation for their services rendered to Alpine, have not received such compensation in the past, and are not accruing any compensation pursuant to any agreement with Alpine.  However, some of the officers and directors of Alpine anticipate receiving benefits as beneficial shareholders of Alpine.

No retirement, pension, profit sharing, stock option or insurance programs or other similar programs have been adopted by Alpine for the benefit of its employees.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

In August 2007, Alpine issued a total of 10,000,000 shares of common stock to its founders pursuant to Section 4(2) of the Securities Act for a total of $1,000.00. In September 2007, in reliance upon Section 4(2), Alpine engaged in a private offering of its securities pursuant to which it sold 4,000 shares of common stock at $0.50 per share to 20 investors for a total of $2,000.00.

ITEM 8.  DESCRIPTION OF SECURITIES.

The authorized capital stock of Alpine consists of 50,000,000 shares of common stock, par value $.0001 per share, of which there are 10,004,000 issued and outstanding.  The following statements relating to the capital stock set forth the material terms of the securities of Alpine; however, reference is made to the more detailed provisions of, and such statements are qualified in their entirety by reference to, the certificate of incorporation and the by-laws, copies of which are filed as exhibits to this registration statement.

COMMON STOCK

Holders of shares of common stock are entitled to one vote for each share on all matters to be voted on by the stockholders. Holders of common stock do not have cumulative voting rights.  Holders of common stock are entitled to share ratably in dividends, if any, as may be declared from time to time by the Board of Directors in its discretion from funds legally available therefore. In the event of a liquidation, dissolution or winding up of Alpine, the holders of common stock are entitled to share pro rata all assets remaining after payment in full of all liabilities.  All of the outstanding shares of common stock are fully paid and non-assessable.

Holders of common stock have no preemptive rights to purchase the common stock of Alpine.  There are no conversion or redemption rights or sinking fund provisions with respect to the common stock.

DIVIDENDS

        Dividends, if any, will be contingent upon Alpine’s revenues and earnings, if any, capital requirements and financial conditions.  The payment of dividends, if any, will be within the discretion of Alpine’s Board of Directors.  Alpine presently intends to retain all earnings, if any, for use in its business operations and accordingly, the Board of Directors does not anticipate declaring any dividends prior to a business combination.

TRADING OF SECURITIES IN SECONDARY MARKET

The National Securities Market Improvement Act of 1996 limited the authority of states to impose restrictions upon sales of securities made pursuant to Sections 4(1) and 4(3) of the Securities Act of companies which file reports under Sections 13 or 15(d) of the Exchange Act.  Upon effectiveness of this registration statement, Alpine will be required to, and will, file reports under Section 13 of the Exchange Act.  As a result, sales of Alpine’s common stock in the secondary market by the holders thereof may then be made pursuant to Section 4(1) of the Securities Act (sales other than by an issuer, underwriter or broker) without qualification under state securities acts.

 Following a business combination, a target company will normally wish to cause Alpine’s common stock to trade in one or more United States securities markets.  The target company may elect to take the steps required for such admission to quotation following the business combination or at some later time.  Such steps will normally involve filing a registration statement under the Securities Act.  Such registration statement may include securities held by current shareholders or offered by Alpine, including warrants, shares underlying warrants, and debt securities.

In order to qualify for listing on the Nasdaq Capital Market, a company must have at least (i) $4,000,000 of stock equity, and a market capitalization of at least $5,000,000 and net income for two of the last three years of $750,000 or stockholder’s equity of $5,000,000 and a market capitalization of $15,000,000; (ii) public float of 1,000,000 shares; (iii) a bid price of $4.00; (iv) three market makers; (v) 300 round-lot shareholders and (vi) an operating history of one year or, if less than one year, $50,000,000 in market capitalization.  For continued listing on the Nasdaq Capital Market, a company must have at least (i) net tangible assets of $2,000,000 or market capitalization of $35,000,000 or net income for two of the last three years of $500,000; (ii) a public float of 500,000 shares with a market value of $1,000,000; (iii) a bid price of $1.00; (iv) two market makers; and (v) 300 round-lot shareholders.

If, after a business combination and qualification of its securities for trading, Alpine does not meet the qualifications for listing on the Nasdaq Capital Market, Alpine may apply for quotation of its securities on the OTC Bulletin Board.

In order to have its securities quoted on the OTC Bulletin Board a company must (i) be a company that reports its current financial information to the Securities and Exchange Commission, banking regulators or insurance regulators; and (ii) have at least one market maker who completes and files a Form 211 with NASD Regulation, Inc.

The OTC Bulletin Board is a dealer-driven quotation service.  Unlike the Nasdaq Stock Market, companies cannot directly apply to be quoted on the OTC Bulletin Board, only market makers can initiate quotes, and quoted companies do not have to meet any quantitative financial requirements.  Any equity security of a reporting company not listed on the Nasdaq Stock Market or on a national securities exchange is eligible.

In certain cases Alpine may elect to have its securities initially quoted in the "pink sheets" operated by Pink Sheets LLC.

In general there is greatest liquidity for traded securities on the Nasdaq Capital Market, less on the OTC Bulletin Board, and least on the "pink sheets".  It is not possible to predict where, if at all, the securities of Alpine will be traded following a business combination and qualification of its securities for trading.

TRANSFER AGENT

It is anticipated that Atlas Stock Transfer, 5899 South State Street, Salt Lake City, Utah, will act as transfer agent for the common stock of Alpine.

PART II

ITEM 1.  MARKET PRICE FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

A.           MARKET PRICE.  There is no trading market for Alpine’s common stock at present and there has been no trading market to date.  There is no assurance that a trading market will ever develop or, if such a market does develop, that it will continue.

The Securities and Exchange Commission has adopted Rule 15g-9 which establishes the definition of a "penny stock," for purposes relevant to Alpine, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions.  For any transaction involving a penny stock, unless exempt, the rules require:

(i)	that a broker or dealer approve a person's account for transactions in penny stocks and

(ii)	the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased.

In order to approve a person's account for transactions in penny stocks, the broker or dealer must:

(i)	obtain financial information and investment experience and objectives of the person; and

(ii)
make a reasonable determination that the transactions in penny stocks are suitable for that person and that person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks.

The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prepared by the Commission relating to the penny stock market, which, in highlight form,

(i)	sets forth the basis on which the broker or dealer made the suitability determination and

(ii)
that the broker or dealer received a signed, written agreement from the investor prior to the transaction.  Disclosure also has to be made about the risks of investing in penny stocks in both public offerings and in secondary trading, and about commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions.

Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

B.           HOLDERS.  The issued and outstanding shares of the common stock of Alpine were issued in accordance with the exemptions from registration afforded by Section 4(2) of the Securities Act of 1933.

C.           DIVIDENDS.  Alpine has not paid any dividends to date, and has no plans to do so in the immediate future.

ITEM 2.  LEGAL PROCEEDINGS.

There is no litigation pending or threatened by or against Alpine.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

Alpine has not changed accountants since its formation and there are no disagreements with the findings of its accountants.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES.

        During the past three years, Alpine has issued 10,004,000 common shares pursuant to Section 4(2) of the Securities Act of 1933.

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Section 145 of the General Corporation Law of the State of Delaware provides that a certificate of incorporation may contain a provision eliminating the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director provided that such provision shall not eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 102(b)(7) (relating to liability for unauthorized acquisitions or redemptions of, or dividends on, capital stock) of the General Corporation Law of the State of Delaware, or (iv) for any transaction from which the director derived an improper personal benefit.  Alpine’s certificate of incorporation contains such a provision.

INSOFAR AS INDEMNIFICATION FOR LIABILITIES ARISING UNDER THE SECURITIES ACT OF 1933, AS AMENDED, MAY BE PERMITTED TO DIRECTORS, OFFICERS OR PERSONS CONTROLLING THE COMPANY PURSUANT TO THE FOREGOING PROVISIONS, IT IS THE OPINION OF THE SECURITIES AND EXCHANGE COMMISSION THAT SUCH INDEMNIFICATION IS AGAINST PUBLIC POLICY AS EXPRESSED IN THE ACT AND IS THEREFORE UNENFORCEABLE.

PART F/S

FINANCIAL STATEMENTS.

Set forth below are the audited financial statements for Alpine as of September 30, 2007 and for the period August 20, 2007 (inception) to September 30, 2007.  The following financial statements are attached to this report and filed as a part thereof.

PART III

ITEM 1.  INDEX TO EXHIBITS

EXHIBIT NUMBER	DESCRIPTION

3.1	Certificate of Incorporation

3.2	By-Laws

3.3	Specimen stock certificate

23.1	Consent of Accountant

SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant caused this registration statement to be signed on its behalf by the undersigned thereunto duly authorized.

ALPINE MANAGEMENT LIMITED

DATE: November 19, 2007	By:	/s/James Hahn
James E. Hahn, President

ALPINE MANAGEMENT LIMITED
(A Development Stage Company)
Index to Financial Statements

Page

Report of Independent Auditor	F-2

Financial Statements:
Balance Sheet as of September 30, 2007	F-3

Statement of Operations for the period
August 20, 2007 (date of inception) to
September 30, 2007	F-4

Statement of Changes in Stockholders’ Equity for
the period August 20, 2007 (date of inception)
to September 30, 2007	F-5

Statement of Cash Flows for the period
August 20, 2007 (date of inception) to
September 30, 2007	F-6

Notes to Financial Statements	F-7

REPORT OF INDEPENDENT AUDITOR

To the Board of Directors and Stockholders of
Alpine Management Limited

I have audited the accompanying balance sheet of Alpine Management Limited (the Company), a development stage company, as of September 30, 2007 and the related statement of operations, changes in stockholders’ equity, and cash flows for the period August 20, 2007 (date of inception) to September 30, 2007.  These financial statements are the responsibility of the Company’s management.  My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with standards of the Public Company Accounting Oversight Board (United States).  Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Alpine Management Limited, a development stage company, as of September 30, 2007 and the results of its operations and its cash flows for the period August 20, 2007 (date of inception) to September 30, 2007 in conformity with accounting principles generally accepted in the United States.

/s/ Michael T. Studer CPA P.C.

Freeport, New York
October    , 2007

ALPINE MANAGEMENT LIMITED
(A Development Stage Company)
Balance Sheet

September 30,
2007
Assets

Current assets:
Cash and cash equivalents	$12,990

Total current assets	12,990

Other assets	-

Total assets	$12,990

Liabilities and Stockholder's Equity

Current liabilities:
Accrued expenses	$7,500

Total current liabilities	7,500

Other liabilities	-

Total liabilities	7,500

Commitments and contingencies

Stockholder's equity:
Common stock, $.0001 par value; 50,000,000 shares
authorized, 10,004,000 shares issued and outstanding	1,000
Additional paid-in capital	12,000
Deficit accumulated during the development stage	(7,510)

Total stockholder's equity	5,490

Total liabilities and stockholder's equity	$12,990

See notes to financial statements.

ALPINE MANAGEMENT LIMITED
(A Development Stage Company)
Statement of Operations

Cumulative
During the
Development
Stage
(August 20, 2007 to
September 30, 2007)

Revenues	$-

Expenses:
General and administrative	7,510

Total expenses	7,510

Net loss	$(7,510)

Net loss per share, basic and diluted	$(0.00)

Weighted average number of shares	10,004,000

See notes to financial statements.

ALPINE MANAGEMENT LIMITED
(A Development Stage Company)
Statement of Changes in Stockholders' Equity

				Deficit
				Accumulated
			Additional	During the	Total
	Common Stock		Paid-In	Development	Stockholders'
	Shares	Amount	Capital	Stage	Equity

Issuance of common stock for cash
in August 2007	10,004,000	$1,000	$2,000	$-	$3,000

Capital contributions in August and
September 2007	-	-	10,000	-	10,000

Net loss for the period August 20, 2007
to September 30, 2007	-	-	-	(7,510)	(7,510)
					-
Balances, September 30, 2007	10,004,000	$1,000	$12,000	$(7,510)	$5,490

See notes to financial statements.

ALPINE MANAGEMENT LIMITED
(A Development Stage Company)
Statement of Cash Flows

Cumulative
During the
Development
Stage
(August 20, 2007 to
September 30, 2007)

Cash flows from operating activities:
Net loss	$(7,510)
Changes in operating assets and liabilities:
Accrued expenses	7,500

Net cash used in operating activities	(10)

Cash flows from investing activities	-

Cash flows from financing activities:
Proceeds from sale of common stock	1,000
Capital contributions	12,000

Net cash provided by financing activities	13,000

Net increase in cash	12,990

Cash and cash equivalents, beginning of period	-

Cash and cash equivalents, end of period	$12,990

Supplemental disclosures of cash flow information:
Interest paid	$-

Income taxes paid	$-

See notes to financial statements.

ALPINE MANAGEMENT LIMITED
(A Development Stage Company)
Notes to Financial Statements
For the Period August 20, 2007 (Inception) to September 30, 2007

NOTE 1 – INTERIM FINANCIAL STATEMENTS

The financial statements as of September 30, 2007 and for the period August 20, 2007 (inception) to September 30, 2007 have been prepared in accordance with accounting principles generally accepted in the United States for interim financial information.  In the opinion of management, the financial statements have been prepared on the same basis as the annual financial statements and reflect all adjustments, which include only normal recurring adjustments, necessary to present fairly the financial position as of August 31, 2007 and the results of operations and cash flows for the period August 20, 2007 (inception) to September 30, 2007.   The results for the period August 20, 2007 (inception) to September 30, 2007 are not necessarily indicative of the results to be expected for the entire year ending December 31, 2007.

NOTE 2 – ORGANIZATION

Alpine Management Limited (the “Company”) was incorporated in the State of Delaware on August 20, 2007.  The Company has no products or services; the Company is seeking a business to merge with or acquire.

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation – The Company has been presented as a “development stage enterprise” in accordance with Statement of Financial Accounting Standards (“SFAS”) No.7, “Accounting and Reporting by Development Stage Enterprises”.  The Company has not commenced planned principal operations.  Since inception, the Company’s activities have been limited to organizational efforts, obtaining initial financing, and making filings with the Securities and Exchange Commission.

Cash and cash equivalents – For purposes of the balance sheet and statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Use of estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

ALPINE MANAGEMENT LIMITED
 (A Development Stage Company)
Notes to Financial Statements
For the Period August 20, 2007 (Inception) to September 30, 2007

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Fair value of financial instruments – The Company’s financial instruments consist of cash and accounts payable and accrued expenses, which approximate fair value because of their short maturity.

Income taxes – Income taxes are accounted for under the assets and liability method.  Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards.   Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled.

Net loss per common share – Basic and diluted net loss per common share has been calculated based upon the weighted average number of common shares outstanding.

Concentration of credit risk – The Company has no off-balance-sheet concentrations of credit risk such as foreign exchange contracts, options contracts or other foreign hedging arrangements.  The Company maintains its cash balance with one financial institution, in the form of a demand deposit account.

NOTE 4 – STOCKHOLDERS’ EQUITY

In August 2007, the Company sold 5,000,000 shares of its common stock at a price of $.0001 per share, or $500 total, to a corporation (the “First Stockholder”) controlled by the president and director of the Company.  In August 2007, the First Stockholder made additional capital contributions to the Company of $500.

In August 2007, the Company sold 5,000,000 shares of its common stock at a price of $.0001 per share, or $500 total to another officer and director (the “Second Stockholder”).  In September 2007, the Second Stockholder made additional contributions to the Company of $9,500.  In August 2007, the Company sold 4,000 shares of its common stock at a price of $.5 per share, or $2,000 total, to 20 unrelated individuals.

ALPINE MANAGEMENT LIMITED
(A Development Stage Company)
Notes to Financial Statements
For the Period August 20, 2007 (Inception) to September 30, 2007

NOTE 5 – INCOME TAXES

No provision for income taxes has been recorded since the Company has incurred net losses since inception.

At September 30, 2007, deferred tax assets consist of:

Net operating loss carryforward	$2,553
Less valuation allowance	(2,553)

Net	$-

Based on management‘s present assessment, the Company has not yet determined it to be more likely than not that a deferred tax asset of $2,553 attributable to the future utilization of the $7,510 net operating loss carryforward as of September 30, 2007 will be realized.  Accordingly, the Company has provided a 100% allowance against the deferred tax asset in the financial statements at September 30, 2007.  The Company will continue to review this valuation allowance and make adjustments as appropriate.  The net operating loss carryforward of $7,510 will be expired in year 2027.

Current tax laws limit the amount of loss available to be offset against future taxable income when a substantial change in ownership occurs.  Therefore, the amount available to offset future taxable income may be limited.

NOTE 6 – COMMITMENTS AND CONTINGENCIES

All activities of the Company are being conducted by the officers and directors from their business office at no cost to the Company.  The officers and directors have agreed to continue this arrangement until the Company completes a business combination. The officers and directors have not received any compensation for his services rendered to the Company.